Property and Casualty Reserves for Unpaid Claims and Claim Expenses

The Company's insurance/reinsurance subsidiaries maintain reserves to cover their estimated ultimate liability for unpaid claims and claim expenses with respect to reported and unreported claims incurred as of the end of each accounting period (net of estimated related salvage and subrogation claims). These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of unpaid claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation and new concepts of liability. The inherent uncertainties of estimating claim reserves are exacerbated for reinsurers by the significant periods of time that often elapse between the occurrence of an insured claim, the reporting of the claim to the primary insurer and, ultimately, to the reinsurer, and the primary insurer's payment of that claim and subsequent indemnification by the reinsurer (i.e., the "tail"). As a consequence, actual claims and claim expenses paid may deviate, perhaps substantially, from estimates reflected in the insurance companies' reserves in their financial statements. Adjustments to previously reported reserves for net claims and claim expenses are considered changes in estimates for accounting purposes and are reflected in the financial statements in the period in which the adjustment occurs.

When a claim is reported to a ceding company, the ceding company's claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of such personnel regarding the nature and value of the specific type of claim. The Company, in turn, typically establishes a case reserve when it receives notice of a claim from the ceding company. Such reserves are based on an independent evaluation by the Company's claims departments, taking into consideration coverage, liability, severity of injury or damage, jurisdiction, an assessment of the ceding company's ability to evaluate and handle the claim and the amount of reserves recommended by the ceding company. Case reserves are adjusted periodically by the claims departments based on subsequent developments and audits of ceding companies.

In accordance with GAAP, the Company also maintains reserves for claims incurred but not reported ("IBNR"). Such reserves are established to provide for future case reserves and loss payments on incurred claims that have not yet been reported to an insurer or reinsurer. In calculating IBNR reserves, the Company uses generally accepted actuarial reserving techniques that take into account quantitative loss experience data, together with, where appropriate, qualitative factors. IBNR reserves are based on claim experience and are grouped both by class of business and by accident year. IBNR reserves are also adjusted to take into account certain additional factors, such as changes in the volume of business written, reinsurance contract terms and conditions, the mix of business, claims processing and inflation, that can be expected to affect the Company's liability for claims over time.

The potential for adverse development of the Company's reserves for its international business, as compared to that of its domestic business, is reduced because the international operations have a relatively low proportion of longer tail exposures.

Reserve Development. The development of the Company's net balance sheet property and casualty liabilities for unpaid claims and claim expenses for accident years 1989 through 1999 is summarized in the following table.

Net Liability. The first row of data shows the estimated net liability for unpaid claims and claim expenses at December 31 for each year from 1989 to 1999. The liability includes both case and IBNR reserves as of each year-end date, net of anticipated recoveries from other reinsurers. The rows immediately following the first row of data show cumulative paid data at December 31, as of one year, two years, . . ., 10 years of subsequent payments.

Net Liability Re-estimated. The middle rows of data show the re-estimated amount for previously reported net liability based on experience as of the end of each subsequent calendar year's results. This estimate is changed as more information becomes known about the underlying claims for individual years. The cumulative redundancy (deficiency) shown in the table is the aggregate net change in estimates over the period of years subsequent to the calendar year reflected at the top of the respective columns. The amount in the line titled "Redundancy (Deficiency) at December 31, 1999," represents for each calendar year (the "Base Year") the aggregate change in (i) the Company's original estimate of net liability for unpaid claims and claim expenses for all years prior to and including the Base Year compared to (ii) the Company's re-estimate as of December 31, 1999, of net liability for unpaid claims and claim expenses for all years prior to and including the Base Year. A redundancy means that the original estimate was greater than the re-estimate and a deficiency means that the original estimate was less than the re-estimate.


                                           Changes in Historical Reserves for Unpaid Claims and Claim Expenses
                                               For the Last Ten Years - GAAP Basis as of December 31, 1999

                                                                   Year ended December 31,
                           -------- --------- -------- -------- --------- -------- -------- --------- -------- -------- ---------
(In millions)               1989     1990      1991     1992     1993       1994     1995     1996      1997     1998     1999
                           -------- --------- -------- -------- --------- -------- -------- --------- -------- -------- ---------

Net liability for unpaid
   claims and claim
   expenses                $3,338   $3,579    $3,596   $3,991  $4,525    $5,071   $9,351   $9,458     $9,114  $12,495   $13,210
Paid (cumulative) as of:
One year later.......         706      747       665      802     949     1,115    1,964    1,949      2,176    2,867       ---
Two years later......       1,125    1,119     1,103    1,274   1,602     1,804    3,130    3,189      3,241      ---       ---
Three years later....       1,469    1,524     1,499    1,739   2,054     2,341    3,933    3,881        ---      ---       ---
Four years later.....       1,746    1,772     1,784    2,036   2,424     2,708    4,464      ---        ---      ---       ---
Five years later.....       1,929    1,989     2,008    2,293   2,690     2,988      ---      ---        ---      ---       ---
Six years later......       2,072    2,173     2,208    2,485   2,952       ---      ---      ---        ---      ---       ---
Seven years later....       2,229    2,348     2,362    2,688     ---       ---      ---      ---        ---      ---       ---
Eight years later....       2,380    2,482     2,531      ---     ---       ---      ---      ---        ---      ---       ---
Nine years later.....       2,495    2,630       ---      ---     ---       ---      ---      ---        ---      ---       ---
Ten years later......       2,629      ---       ---      ---     ---       ---      ---      ---        ---      ---       ---

Net liability
   re-estimated
   as of:
One year later.......      $3,390   $3,616    $3,625   $3,919  $4,612    $5,173   $9,192   $9,229    $ 9,179  $12,410       ---
Two years later......       3,482    3,583     3,587    4,066   4,656     5,313    8,959    9,127      8,655      ---       ---
Three years later....       3,462    3,564     3,701    4,095   4,793     5,256    8,907    8,549        ---      ---       ---
Four years later.....       3,472    3,654     3,687    4,238   4,747     5,155    8,392      ---        ---      ---       ---
Five years later.....       3,537    3,635     3,818    4,154   4,668     4,902      ---      ---        ---      ---       ---
Six years later......       3,521    3,758     3,771    4,075   4,487       ---      ---      ---        ---      ---       ---
Seven years later....       3,626    3,734     3,711    3,942     ---       ---      ---      ---        ---      ---       ---
Eight years later....       3,608    3,674     3,592      ---     ---       ---      ---      ---        ---      ---       ---
Nine years later.....       3,567    3,565       ---      ---     ---       ---      ---      ---        ---      ---       ---
Ten years later......       3,479      ---       ---      ---     ---       ---      ---      ---        ---      ---       ---
Redundancy (Deficiency)
   at December 31, 1999      (141)      14         4       49      38       169      959      909        459       85       ---
Effect of foreign
   exchange (1)                 6      (38)      (41)     (14)     12       (36)    (467)    (402)      (122)    (323)      ---
                           -------- --------  -------   ------  -------  -------- -------  -------    --------  -------   -------
Redundancy (Deficiency)
   at December 31, 1999,
   excluding foreign
   exchange              $   (135) $   (24)   $  (37)   $  35   $  50    $  133    $ 492    $ 507     $  337    $(238)    $ ---
                           ========  ========  ======  =======  =======   =======  ======   ======    =======   =======   =======


(In millions)                                            1992     1993       1994       1995     1996      1997      1998     1999
                                                       --------- --------- --------- -------- --------- ---------  -------- --------
Balance at December 31 - gross.......................  $4,815   $5,312     $6,020    $11,145   $10,869  $10,936    $15,342  $17,435
Less reinsurance recoverables........................    (824)    (787)      (949)    (1,794)   (1,411)  (1,822)    (2,847)  (4,225)
                                                       --------  -------    -------   -------  --------  --------  -------   -------
Balance at December 31 - net.........................   3,991    4,525      5,071      9,351     9,458    9,114     12,495   13,210
                                                       -------  -------    -------   --------  --------  --------  -------   -------
Latest re-estimated liability - gross................   4,967    5,471      5,926      9,967    10,044   10,421     15,570      ---
Less re-estimated reinsurance recoverables...........  (1,025)    (984)    (1,024)    (1,575)   (1,495)  (1,766)    (3,160)     ---
                                                       -------  --------   ------     -------  --------  --------   -------  -------
Latest re-estimated liability - net..................   3,942    4,487      4,902      8,392     8,549    8,655     12,410      ---
                                                       -------   -------   -------    -------  --------  --------  -------   -------
Gross redundancy (deficiency)........................    (152)    (159)        94      1,178       825      515       (227)     ---
Effect of foreign exchange (1).......................     (14)      13        (37)      (576)     (487)    (157)      (473)     ---
                                                       -------   -------  ---------   -------  --------  --------   -------  -------
Gross redundancy (deficiency), excluding foreign
   exchange.......................................... $  (166)  $ (146)    $   57    $   602    $  338   $  358     $ (700)  $  ---
                                                        =======  =======    =======  =========  =======   =======    ======= =======

(1) The results of the Company's international operations translated from functional currencies into U.S. dollars are included with the Company's U.S. underwriting operations in this table. The foreign currency translation impact on the cumulative redundancy (deficiency) arises from the difference between reserve developments translated at the exchange rates at the end of the year in which the liabilities were originally estimated and the exchange rates at the end of the year in which the liabilities were re-estimated.

Note: For a description of the purpose of the above table and the various table sections, please refer to the immediately preceding section entitled "Reserve Development."

A number of major trends that occurred within the insurance industry, the economy in general and several Company-specific factors have had a significant effect on the Company's liabilities for unpaid claims and claim expenses during the period covered by the preceding table. The claims and claim expense reserve deficiencies developed to December 31, 1999, as reflected in the preceding table, included reserve deficiencies of approximately $52 million in 1989 and $21 million in 1990 related to the general liability business on the books of Puritan Excess and Surplus Lines Insurance Company ("PESLIC") before the Company's acquisition of PESLIC in 1994. Prior to 1994, PESLIC was owned by GE Capital Corporation. Additionally, beginning in 1985, the Company strengthened the reserves for its excess liability and workers' compensation business for qualified self-insured employers. Claims and claim expense reserve development in the mid 1980's in these businesses reflected the inadequate premium rates which resulted from intense competition in the market during that period.

In the late 1980's, the reinsurance market generally reacted to the rate deficiencies and the resulting claims and claim expense reserve development by increasing rates and strengthening claims and claim expense reserves. This is reflected, with respect to the Company, in the significant improvements in the overall reserve adequacy in most of the recent years. The increase in reserve redundancies indicated for 1995 through 1997 is attributable to the favorable claim environment that existed during that period.

The indicated deficiency in the 1998 reserve position is attributable to higher than normal claim and claim expense development across a number of lines of business, including property coverages (which was most highly impacted by much higher than expected industry-wide losses with respect to Hurricane Georges), long-term disability and communications/media liability.

To a lesser degree, development of asbestos and environmental claims has affected the Company's results. Higher than anticipated levels of inflation in certain lines of reinsurance businesses has also had an adverse effect on liabilities for claims and claim expenses, particularly in excess of loss reinsurance. Partially offsetting the above factors is favorable development in recent years in medical professional liability and facultative casualty businesses, as well as an increase in net retentions by ceding companies.

The Company's reconciliation of its beginning and ending property and casualty reserves for unpaid claims and claim expenses on a GAAP basis is summarized as follows:

                                                                            Year ended December 31,
                                                                -------------------------------------------------
(In millions)                                                        1999             1998            1997
                                                                ---------------- --------------- ----------------
Balance at January 1 - gross.............................            $15,342          $10,936        $10,869
Less reinsurance recoverables............................             (2,847)          (1,822)        (1,411)
                                                                   ---------        ---------      ---------
Balance at January 1 - net...............................             12,495            9,114          9,458
                                                                    --------        ---------      ---------
Claims and expenses incurred:
   Current year..........................................              4,162            3,286          2,438
   Prior years...........................................                233             (126)            71
                                                                  ----------       ----------    -----------
                                                                       4,395            3,160          2,509
                                                                   ---------        ---------      ---------
Claims and expenses paid:
   Current year..........................................             (1,228)          (1,074)          (612)
   Prior years...........................................             (2,867)          (2,176)        (1,949)
                                                                   ---------        ---------       --------
                                                                      (4,095)          (3,250)        (2,561)
                                                                   ---------        ---------       --------
Claim reserves related to acquired companies.............                793            3,470              -
Claim reserves related to disposed companies.............               (202)               -              -
Foreign exchange and other...............................               (176)               1           (292)
                                                                  ----------     ------------      ---------
Balance at December 31 - net.............................             13,210           12,495          9,114
Add reinsurance recoverables.............................              4,225            2,847          1,822
                                                                   ---------        ---------      ---------
Balance at December 31 - gross...........................            $17,435          $15,342        $10,936
                                                                     =======          =======        =======

The liabilities for claims and claim expenses in the preceding table include long-term disability claims that are discounted at a 6% rate for all years presented. As a result of discounting the Company's long-term disability claims, total liabilities for claims and claim expenses have been reduced by an estimated 2% at December 31, 1999 and 1998. The amortization of discount is included in current operating results as part of the development of prior year liabilities.

Long-term disability discounts accrued as a percentage of claims, claim expenses and policy benefits were less than 1% for the years ended December 31, 1999 and 1998 and approximately 1% for the year ended December 31, 1997. Discounts amortized as a percentage of claims, claim expenses and policy benefits were less than 1% for the years ended December 31, 1999 and 1998 and approximately 1% for the year ended December 31, 1997.

The Company's reconciliation of its property and casualty reserves for unpaid claims and claim expenses between statutory basis and GAAP basis is summarized as follows:

                                                                                December 31,
                                                               ------------------------------------------------
(In millions)                                                       1999             1998            1997
                                                               ---------------- --------------- ---------------
Statutory basis reserves for U.S. companies - net.........         $  7,204         $  7,679        $  5,527
Adjustments to GAAP basis (1).............................              636              667            (118)
                                                                 ----------       ----------      ----------
GAAP basis reserves for U.S. companies - net..............            7,840            8,346           5,409
GAAP basis reserves for non-U.S. companies - net..........            5,370            4,149           3,705
                                                                  ---------        ---------       ---------
Total GAAP basis reserves - net...........................           13,210           12,495           9,114
Add reinsurance recoverables..............................            4,225            2,847           1,822
                                                                  ---------        ---------       ---------
GAAP basis reserves - gross...............................          $17,435          $15,342         $10,936
                                                                    =======          =======         =======

(1) Statutory basis reserve offsets and reserves reclassified to contract deposit assets or liabilities based on risk transfer provisions of SFAS No. 113.

Asbestos and Environmental Exposure. Included in the Company's liability for claims and claim expenses are liabilities for asbestos and environmental exposures. These claims and claim expenses are primarily related to policies written prior to 1986 as the policies written since 1986 have tended to explicitly exclude asbestos and environmental risks from coverage and most of the asbestos and environmental exposures arise from risks located in the United States. During 1997, the Company's international operations completed the initial process of identifying asbestos and environmental claims that had been reserved in prior periods but were initially aggregated and coded under other general lines of business rather than being specifically identified as asbestos or environmental claims.

The three-year development of claims and claim expense reserves associated with the Company's asbestos and environmental claims, including case and IBNR reserves, is summarized as follows:

                                                                          Year ended December 31,
                                                                --------------------------------------------
(In millions)                                                       1999           1998           1997
                                                                -------------- -------------- --------------
Balance at January 1 - gross..............................           $995           $462            $368
Less reinsurance recoverables.............................           (206)          (193)           (174)
                                                                    -----          -----            ----
Balance at January 1 - net................................            789            269             194

Claims and expenses incurred..............................             (7)            35              54
Claim identification and IBNR allocation..................              -              -              43 (1)
Claims and expenses paid..................................           (210)           (39)            (22)
Claim reserves related to acquired companies..............             33            524               -
                                                                   ------          -----            ----

Balance at December 31 - net..............................            605            789             269
Add reinsurance recoverables..............................            195            206             193
                                                                    -----          -----           -----
Balance at December 31 - gross............................           $800           $995            $462
                                                                     ====           ====            ====

(1) Prior to 1997, the Company's international operations were unable to identify and segregate recorded claim reserves that related to asbestos and environmental exposures as they were grouped with claim reserves in various lines of business such as general liability. Beginning in 1997, the Company began identifying and segregating the asbestos and environmental claims related to its international operations.

The amounts on the preceding page are management's best estimate, based on currently available information, of claims and claim expense payments and recoveries that are expected to develop in future years.

The Company monitors evolving case law and its effect on asbestos-related illness and toxic waste cleanup claims. Changing domestic and foreign government regulations and legislation, including continuing congressional consideration of federal Superfund law, newly reported claims, new contract interpretations and other factors could significantly affect future claim development. While the Company has recorded its best estimate of its liabilities for asbestos-related illness and toxic waste cleanup claims based on currently available information, it is possible that additional liabilities may arise in the future. It is not possible to estimate with any certainty the amount of additional net claims and claim expenses, or the range of net claims and claim expenses, if any, that is reasonably possible; therefore, there can be no assurance that future liabilities will not materially affect the Company's results of operations, financial position or cash flows.

Other Mass Tort Exposures. In addition to asbestos and environmental exposures, the Company also may have exposures to other mass torts involving primarily product liability issues such as tobacco products, gun manufacturers and silicone breast implants. The Company has, in the past, generally avoided the products liability reinsurance business, and, based on currently available information, future liabilities resulting from these matters are not expected to be material to the Company's results of operations, financial position or cash flows.